EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Special Tender Offer for 5% of the Shares of Walla! Communication Ltd. by Bezeq’s subsidiary Bezeq International Ltd.

Tel Aviv, Israel – August 2, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on August 2, 2010, Bezeq International Ltd. (“Bezeq International”) published a schedule for a special tender offer for the purchase of approximately 5% of the shares of Walla! Communication Ltd. (”Walla”). If the tender offer is consummated, Bezeq International will hold approximately 49.99% of the shares of Walla. According to the terms of the tender offer, Bezeq International has offered to purchase from the public shares of Walla at a price of NIS 6 per share, which is the price at which Bezeq International purchased shares of Walla from Ha’aretz Daily Newspaper Ltd. The aggregate consideration for the shares to be purchased in the tender offer is approximately NIS 13.6 million.

Subject to the consummation of the special tender offer, Bezeq International intends to submit to the Israeli Antitrust Commissioner a notice of merger by way of the transfer of additional shares of Walla to Bezeq International, such that following the transfer Bezeq International will hold 71.8% of the shares of Walla.

In addition, immediately following the transfer to Bezeq International of shares of Walla currently held in trust, Bezeq intends to purchase from Bezeq International all of the shares of Walla held by Bezeq International at the same price at which Bezeq International purchased the shares of Walla from Ha'aretz, as described above.